                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15-(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from      to

     Commission file number 333-37959

A.   Full title of the plan:

                       RCN SAVINGS & STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                RCN CORPORATION
                              105 Carnegie Center
                          Princeton, New Jersey 08540

RCN Corporation
RCN Savings & Stock Ownership Plan
December 31, 2002 and 2001

RCN SAVINGS & STOCK
OWNERSHIP PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2002

RCN SAVINGS & STOCK OWNERSHIP PLAN
CONTENTS
DECEMBER 31, 2002 AND 2001

                                                                        PAGE(S)
REPORT OF INDEPENDENT AUDITORS .....................................          1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits ....................          2

Statements of Changes in Net Assets Available for Benefits .........          3

Notes to Financial Statements ......................................      4 - 8

SUPPLEMENTAL SCHEDULES

Schedule H Item 4(i)* - Schedule of Assets (Held at End of Year) ...          9

Schedule H Item 4(j)* - Schedule of Reportable Transactions ........         10


 * Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 2002, which items are incorporated herein by reference.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator
of RCN Savings & Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RCN Savings & Stock Ownership Plan (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 5, 2003

RCN SAVINGS & STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                       2002           2001
ASSETS
Cash                                               $   102,753    $    69,457
Investments (see Note 3)                            26,402,857     30,720,463
Receivables
 Employer contributions                                  5,959        302,437
 Participant contributions                                  --        622,532
 Dividends                                              29,413         24,646
                                                   -----------    -----------
Net assets available for benefits                  $26,540,982    $31,739,535
                                                   ===========    ===========


The accompanying notes are an integral part of the financial statements.

RCN SAVINGS & STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                       2002            2001
ADDITIONS
Investment income
 Net depreciation in fair value of investments   $ (12,923,712)   $ (9,368,389)
 Interest and dividends                                646,045       1,597,570
Contributions
 Employer                                            3,895,663       4,944,973
 Participants                                        7,925,661      11,332,342
                                                 -------------    ------------
  Total additions                                     (456,343)      8,506,496
                                                 -------------    ------------
DEDUCTIONS
Benefits paid to participants                        4,725,630       2,370,721
Administrative expenses                                 16,580          12,580
                                                 -------------    ------------
  Total deductions                                   4,742,210       2,383,301
                                                 -------------    ------------
Net increase (decrease)                             (5,198,553)      6,123,195
Net assets available for benefits
 Beginning of year                                  31,739,535      25,616,340
                                                 -------------    ------------
 End of year                                     $  26,540,982    $ 31,739,535
                                                 =============    ============


The accompanying notes are an integral part of the financial statements.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1.    DESCRIPTION OF PLAN

      The following brief description of RCN Savings and Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan, established on October 1, 1997, is a defined contribution plan covering substantially all employees of RCN Corporation and its subsidiaries (the "Company") who have attained the age of eighteen and have one month of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS

      Participants in the Plan may contribute between 1 percent and 50 percent of their annual compensation as permitted by Plan amendment effective January 1, 2002. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-three mutual funds, one common collective trust, three Goal Manager predetermined portfolios and a RCN Common Stock fund as investment options for participants. The Company contributes on behalf of each participant an amount not to exceed 100 percent of the first 3.5 percent of the participant's 401(k) deferral contribution. All Company contributions are used to purchase RCN Common Stock. Contributions are subject to certain limitations.

      Participants may change salary deferral elections at each bi-weekly pay period. Participants may change investment elections on a daily basis for all participant contributions, subject to limitations on employer contributions of RCN Common Stock.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      VESTING

      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on years of continuous service, as indicated in the following table:

                                                            PERCENTAGE
YEARS OF SERVICE                                               VESTED
Less than 2                                                      0%
2 but less than 3                                               25%
3 but less than 4                                               50%
4 but less than 5                                               75%
5 or more                                                      100%

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

      PAYMENT OF BENEFITS

      On termination of service, benefits are payable in a lump sum at the election of the participant. However, the Plan administrator may require a lump-sum distribution of a terminated participant's account if the vested account balance, excluding amounts attributable from rollover distributions, is $5,000 or less.

      A participant may elect to have the lump-sum distribution paid in cash or any funds invested in RCN Corporation common stock may be distributed "in-kind.". If a participant elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

      Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59-1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

      PARTICIPANT LOANS

      Participants may borrow from their fund accounts the lesser of 50 percent of their vested account balance or $50,000, subject to a minimum of $1,000. Loan terms range from one to five years unless the loan is for the purchase of a primary residence, for which the term is up to 30 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through bi-weekly payroll deductions.

      FORFEITED ACCOUNTS

      At December 31, 2002, forfeited nonvested accounts totaled $849,760. These accounts will be used to reduce future employer contributions. During 2002, employer contributions were reduced by $91 from forfeited nonvested accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company stock is valued at its quoted market price.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      INVESTMENTS IN COMMON COLLECTIVE TRUST

      The Merrill Lynch Retirement Preservation Trust Fund (the "Trust Fund") invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

      The Trust Fund's investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2002 and 2001 is $4,201,115 and $3,322,752, respectively.

      The average yield and crediting interest rates were approximately 5.5 and
      5.7 percent, respectively, for the years ended December 31, 2002 and 2001.

      EXPENSES OF THE PLAN

      Trustee fees of the Plan are paid by the Company. Commission fees on the purchase and sale of RCN Common Stock are allocated to the participants on the number of shares traded within their accounts.

      BENEFIT PAYMENTS

      Benefits are recorded when paid.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                             2002        2001
INVESTMENTS AT FAIR VALUE
Massachusetts Investors Growth Stock Fund,
 156,485 and 139,366 shares, respectively                 $1,444,358  $1,796,429
Merrill Lynch S&P 500 Index Fund, 142,098
 and 114,955 shares, respectively                          1,528,980   1,618,561
Merrill Lynch Fundamental Growth Fund,
 154,554 and 138,399 shares, respectively                  1,995,292   2,506,400
Merrill Lynch Retirement Preservation Trust,
 4,201,115 and 3,322,752 shares, respectively              4,201,115   3,322,752
Merrill Lynch Balanced Capital Fund, 97,197
 and 93,778 shares, respectively                           2,163,615   2,506,695
Merrill Lynch Basic Value Fund, 138,453 and
 137,271 shares respectively                               3,234,269   4,019,283
Merrill Lynch Bond Intermediate Term, 128,853
 shares                                                    1,524,336          --
Van Kampen Emerging Growth Fund, 49,201 and
 44,623 shares, respectively                               1,390,426   1,888,428
RCN Common Stock*, 6,177,438 and 2,283,516
 shares, respectively                                      3,274,042   6,690,701

During 2002 and 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $(12,923,712) and $(9,368,389) as follows:

                                                   2002            2001
Common Collective Trust                        $      1,893    $      1,306
Mutual Funds                                     (4,573,540)     (3,167,278)
RCN Common Stock*                                (8,352,065)     (6,202,417)
                                               ------------    ------------
                                               $(12,923,712)   $ (9,368,389)
                                               ============    ============

*Participant and Nonparticipant directed

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

4.    NONPARTICIPANT DIRECTED INVESTMENTS

      Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                         2002           2001
Net assets
  RCN Common Stock                                   $ 2,342,832    $ 3,975,108
                                                     ===========    ===========

                                                         2002           2001
Changes in net assets
  Contributions                                      $ 4,195,979    $ 5,265,068
  Net depreciation in fair value of investments       (5,644,558)    (4,485,906)
  Benefits paid to participants                         (180,106)      (184,151)
  Administrative fees                                     (3,591)        (3,419)
                                                     -----------    -----------
                                                     $(1,632,276)   $   591,592
                                                     ===========    ===========

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $16,580 and $12,580 for the years ended December 31, 2002 and 2001, respectively.

      As described in Note 1, participants may choose to purchase common stock of RCN Corporation, the Plan Sponsor. During 2002 and 2001, purchases of $4,453,457 and $6,220,553 were made, and proceeds of $667,092 and
      $629,180, respectively, were received from sales of RCN Corporation's common stock.

7.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company identified certain operational omissions with respect to the Plan and submitted an application under the Standardized Voluntary Compliance Resolution ("SVP") program to the IRS. The IRS issued a compliance statement and at the time of this audit, corrections are being made as approved. The plan administrator and counsel for the Company expect that the final outcome of the SVP process will not have any material effect on the Plan's financial statements.

                             SUPPLEMENTAL SCHEDULES

RCN SAVINGS & STOCK OWNERSHIP PLAN
SCHEDULE H ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                                           CURRENT
IDENTITY OF ISSUE                                    INVESTMENT TYPE                        VALUE
* Merrill Lynch Retirement Preservation Trust        Common Collective Trust             $ 4,201,115
* Merrill Lynch S&P Index 500 Fund                   Registered Investment Company         1,528,980
* Merrill Lynch Fundamental Growth Fund              Registered Investment Company         1,995,292
* Merrill Lynch Balanced Capital Fund                Registered Investment Company         2,163,615
* Merrill Lynch Basic Value Fund                     Registered Investment Company         3,234,269
* Merrill Lynch Bond Intermediate Term Fund          Registered Investment Company         1,524,336
* Merrill Lynch Global Allocation Fund               Registered Investment Company            64,771
* Merrill Lynch Small Cap Value Fund                 Registered Investment Company           104,794
  Ivy International Fund                             Registered Investment Company           675,677
  Dreyfus Premium Worldwide Growth Fund              Registered Investment Company           863,125
  Van Kampen American Value Fund                     Registered Investment Company           706,927
  Van Kampen Emerging Growth Fund                    Registered Investment Company         1,390,426
  Van Kampen Growth and Income Fund                  Registered Investment Company           152,732
  PIMCO High Yield Fund                              Registered Investment Company           348,397
  PIMCO Total Return Fund                            Registered Investment Company           380,258
  Massachusetts Investors Growth Stock Fund          Registered Investment Company         1,444,358
  Alliance Quasar Fund                               Registered Investment Company           583,633
  Federated Capital Appreciation                     Registered Investment Company            15,174
  AIM Small Cap Growth Fund                          Registered Investment Company           134,926
  State Street Aurora Fund                           Registered Investment Company            56,755
  Lord Abbett Affiliated Fund                        Registered Investment Company            11,691
  Oppenheimer Global Fund                            Registered Investment Company            68,647
  Oppenheimer Capital Appreciation                   Registered Investment Company           125,292
  Calvert Income Fund                                Registered Investment Company           227,060
* RCN Common Stock                                   Common Stock (1)                      3,274,042
* Participants' Notes                                Participants' loans with interest
                                                     rates from 4.25% to 9.50%, with
                                                     maturity dates from 2002 to 2030      1,126,565
                                                                                         -----------
                                                                                         $26,402,857
                                                                                         ===========

* Party-in-interest

(1) The cost of the RCN Common Stock is $10,181,436

RCN SAVINGS & STOCK OWNERSHIP PLAN
SCHEDULE H ITEM 4(j) - REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                      NUMBER OF      PURCHASE     SELLING                   CURRENT         NET
IDENTITY OF PARTY      DESCRIPTION OF ASSET         TRANSACTIONS       PRICE       PRICE        COST         VALUE      GAIN (LOSS)
RCN Corporation*       Shares of RCN Common Stock          907     $ 4,453,457   $      -   $ 4,453,457   $ 4,453,457   $         -
                       Shares of RCN Common Stock        2,302               -    667,092     2,502,683       667,092    (1,835,591)

 * Party-in-interest

                                   SIGNATURES


     Pursuant to the requirements of The Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


RCN SAVINGS & STOCK
OWNERSHIP PLAN




DATE: June 27, 2003                      By: W. Terrell Wingfield, Jr.
                                            ----------------------------
                                            W. Terrell Wingfield, Jr.
                                            General Counsel & Corp. Secretary
                                            Plan Administrator